                                                                   Exhibit 20.1

                                September 3, 1996


To Our Stockholders:

         On July 29, 1996, the Board of Directors of SONUS Pharmaceuticals, Inc. (the "Company") approved the adoption of a Shareholder Rights Plan for the Company which is intended to protect stockholder interests in the event of an unsolicited attempt to acquire the Company on terms that are not in the best interests of the stockholders. I am enclosing a Summary which provides more details about the Shareholder Rights Plan.

         Shareholder rights plans are commonly adopted to assure that all stockholders are treated fairly in the event of an attempted takeover of the Company. The adoption of the Shareholder Rights Plan in no way weakens the financial strength of the Company, does not have a dilutive effect and will not affect reported earnings per share. Further, the adoption of the Plan does not affect the way you now trade shares of the Company's stock.

         The Plan provides for a dividend of one Right for each share of outstanding common stock. Each Right entitles the holder, on the occurrence of certain events, to purchase shares of a newly-created class of the Company's preferred stock. The Company may redeem each Right, on terms spelled out in the Plan, if approved by the Board of Directors. To implement the Plan, the Company is distributing the non-cash Rights dividend to stockholders of record as of the close of business on September 3, 1996. The Rights automatically attach to all shares outstanding on August 23, 1996, and no separate certificates will be issued.

         I would like to emphasize that the Rights are not being distributed in response to any effort to acquire control of the Company, nor is the Board aware of any such attempt. The Shareholder Rights Plan was adopted to ensure the Board's ability to protect stockholder interests against takeover strategies that may not provide maximum stockholder value.

         Moreover, the Plan is not intended to prevent all takeovers of the Company. The Rights may be redeemed by the Company under certain circumstances and therefore should not interfere with any merger or business combination which is approved by the Board.

                                       On behalf of the Board of Directors,



                                       Steven C. Quay, M.D., Ph.D.,
                                       President and Chief Executive Officer


                                        8